UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 10

DSW INC.

(Name of Issuer)

Class A Common Shares, without par value

(Title of Class of Securities)

23334L102

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

4300 E. Fifth Avenue

Columbus, Ohio 43219

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), (f) or (g), check the following box  ☐

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CUSIP No. 23334L102

1.	Names of reporting persons: Jay L. Schottenstein
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: N/A
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 3,864,264
	8.	Shared voting power: 4,216,346
	9.	Sole dispositive power: 227,455
	10.	Shared dispositive power: 4,216,346
11.	Aggregate amount beneficially owned by each reporting person: 8,080,610
12.	Check box if the aggregate amount in row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in row (11): 17.8%
14.	Type of reporting person: IN

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CUSIP No. 23334L102

Introductory Note:

This Amendment No. 10 to Schedule 13D amends and restates in its entirety that certain Schedule 13D filed on December 28, 2007, as amended from time to time, by Jay L. Schottenstein, with respect to the Class A Common Shares, without par value (the “Class A Common Shares”), of DSW, Inc., an Ohio corporation (the “Company”).

ITEM 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D is filed with respect to the Class A Common Shares, but also relates to the Class B Common Shares without par value (the “Class B Common Shares”), of the Company that may be converted on a one-for-one basis into Class A Common Shares at any time. The Company’s principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.

ITEM 2.	Identity and Background

(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	4300 E. Fifth Ave., Columbus, Ohio 43219

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 4300 E. Fifth Ave., Columbus, Ohio 43219.

(d)	During the last five years, Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration

See Item 4.

ITEM 4.	Purpose of Transaction

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CUSIP No. 23334L102

SEI, Inc. (“SEI”) is a Nevada corporation, of which Jay L. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President and of which 60.61% of the issued and outstanding common stock is currently owned by trusts of which Mr. Schottenstein is a Trustee. On September 16, 2011, SEI redeemed shares of its common stock from certain of its shareholders and in exchange distributed 598,613 Class A Common Shares and 1,204,473 Class B Common Shares to such shareholders (collectively, the “Distributed SEI Shares”). The transaction discussed in this paragraph is referred to herein as the “SEI Redemption”).

Schottenstein RVI, LLC (“Schottenstein RVI”) is a Delaware limited liability company, of which Mr. Schottenstein is the manager. On September 16, 2011, Schottenstein RVI redeemed membership units from certain of its members and in exchange distributed 3,536,811 Class B Common Shares (the “Distributed Schottenstein RVI Shares”) and DSW Class B Warrants (the “Distributed Class B Warrants”) to purchase 341,222 Class B Common Shares (the “Distributed Warrant Shares”) to such members. The transaction discussed in this paragraph is referred to herein as the “Schottenstein RVI Redemption”).

On September 16, 2011, Mr. Schottenstein entered into a Voting and Stockholder Agreement (the “Voting Agreement”) with Ann S. Deshe, Susan S. Diamond, certain of their spouses, lineal descendants, and affiliates (collectively, the “Deshe/Diamond Affiliates”), and the other parties named therein, which Voting Agreement is set forth as Exhibit 1 hereto. Under the Voting Agreement, Mr. Schottenstein was granted an irrevocable proxy to vote the Distributed SEI Shares, the Distributed Schottenstein RVI Shares, and the Distributed Warrant Shares issuable upon exercise of the DSW Class B Warrants that are held by the Deshe/Diamond Affiliates.

As a result of the Voting Agreement, SEI Redemption and Schottenstein RVI Redemption, Mr. Schottenstein now has sole voting power over the Distributed SEI Shares, the Distributed Schottenstein RVI Shares, and the Distributed Warrant Shares; however, Mr. Schottenstein no longer has any dispositive power over the Distributed SEI Shares, the Distributed Schottenstein RVI Shares, and the Distributed Warrant Shares.

Mr. Schottenstein evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, and may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to the outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.

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CUSIP No. 23334L102

ITEM 5.	Interest in Securities of the Issuer

The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

(a)	Mr. Schottenstein may be deemed the beneficial owner of 8,080,610 Class A Common Shares in the aggregate, representing 17.8% of the outstanding Class A Common Shares. The number consists of:

(i)	100 Class A Common Shares held by a family trust for which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares;

(ii)	155,450 Class A Common Shares that Mr. Schottenstein has a right to purchase within 60 days of September 26, 2013;

(iii)	13,050 Class A Common Shares held by the Jerome Schottenstein Fund A Revocable Trust of which Mr. Schottenstein acts as co-trustee and has shared power to vote and dispose; and

(iv)	173,647 Class A Common Shares held by the Deshe/Diamond Affiliates as to which Mr. Schottenstein has the power to vote pursuant to the Voting Agreement.

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CUSIP No. 23334L102

Included in the aggregate number of Class A Common Shares that Mr. Schottenstein beneficially owns are the following Class B Common Shares that may be converted into Class A Common Shares on a one-for-one basis at any time:

(v)	71,905 Class B Common Shares held by Mr. Schottenstein, directly;

(vi)	293,092 Class B Common Shares held by Schottenstein SEI LLC;

(vii)	3,910,204 Class B Common Shares held by Schottenstein RVI; and

(viii)	3,463,162 Class B Common Shares held by the Deshe/Diamond Affiliates as to which Mr. Schottenstein has the power to vote pursuant to the Voting Agreement.

(b)	Mr. Schottenstein has sole power to vote 329,197 Class A Common Shares and sole power to vote 3,535,067 Class B Common Shares. Mr. Schottenstein shares the power to vote and dispose of 13,050 Class A Common Shares and 4,203,296 Class B Common Shares. Mr. Schottenstein has the sole power to dispose of 155,550 Class A Common Shares and 71,905 Class B Common Shares as follows:

Mr. Schottenstein has sole power to vote and dispose of 100 Class A Common Shares held by a family trust of which he is the Trustee; 155,450 Class A Common Shares that Mr. Schottenstein has a right to purchase within 60 days of September 26, 2013 and 71,905 Class B Common Shares that Mr. Schottenstein holds directly.

Mr. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President of SEI, 60.61% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee. SEI is the sole member of Schottenstein SEI LLC (SSEI), Mr. Schottenstein shares the power to vote and dispose of the 293,092 Class B Common Shares beneficially owned by SSEI.

Mr. Schottenstein is the manager of Schottenstein RVI and has shared power to vote and dispose of 3,910,204 Class B Common Shares beneficially owned by Schottenstein RVI.

Mr. Schottenstein acts as co-trustee of the Jerome Schottenstein Fund A Revocable Trust and has shared power to vote and dispose of 13,050 Class A Common Shares beneficially owned by the Jerome Schottenstein Fund A Revocable Trust.

Pursuant to the Voting Agreement, Mr. Schottenstein has the sole power to vote 173,647 Class A Common Shares and 3,463,162 Class B Common Shares.

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CUSIP No. 23334L102

(c)	Transactions effected during the past 60 days:

The following Class B Common Shares were converted into Class A Common Shares:

Date of Conversion	Class B Common Shares Converted	Beneficial Owner
9/4/13	450,826	Deshe/Diamond Affiliates
9/5/13	3,166	Schottenstein RVI
9/9/13	13,500	Schottenstein RVI
9/11/13	6,199	Schottenstein RVI
9/18/13	46,000	Schottenstein RVI
9/19/13	14,524	Schottenstein RVI
9/20/13	7,011	Schottenstein RVI
9/23/13	2,581	Schottenstein RVI
9/24/13	21,203	Schottenstein RVI
9/26/13	53,224	Schottenstein RVI
9/30/13	51,492	Schottenstein RVI
10/1/13	96,100	Schottenstein RVI
10/2/13	55,367	Schottenstein RVI
10/3/13	11,424	Schottenstein RVI

The Class B Common Shares of the Company are convertible into Class A Common Shares of the Company on a one-for-one basis at any time.

An aggregate of 658,970 Class A Common Shares were sold in the open market as follows:

Date of Sale	Shares Sold	Sale Price*	Beneficial Owner
9/4/13	27,396	$85.79	Deshe/Diamond Affiliates
9/5/13	37,159	$85.86	Deshe/Diamond Affiliates
9/6/13	500	$85.60	Deshe/Diamond Affiliates
9/9/13	53,301	$85.17	Deshe/Diamond Affiliates
9/10/13	37,038	$85.09	Deshe/Diamond Affiliates
9/11/13	25,233	$84.81	Deshe/Diamond Affiliates
9/12/13	31,502	$83.97	Deshe/Diamond Affiliates
9/13/13	27,850	$82.92	Deshe/Diamond Affiliates
9/16/13	20,000	$83.48	Deshe/Diamond Affiliates
9/18/13	700	$85.50	Deshe/Diamond Affiliates
9/26/13	16,500	$85.56	Deshe/Diamond Affiliates
9/5/13	3,166	$86.06	Schottenstein RVI
9/9/13	13,500	$85.21	Schottenstein RVI
9/11/13	6,199	$85.11	Schottenstein RVI
9/18/13	46,000	$85.21	Schottenstein RVI
9/19/13	14,524	$85.15	Schottenstein RVI
9/20/13	7,011	$85.07	Schottenstein RVI
9/23/13	2,581	$85.06	Schottenstein RVI
9/24/13	21,203	$85.10	Schottenstein RVI
9/26/13	53,224	$85.12	Schottenstein RVI
9/30/13	51,492	$85.26	Schottenstein RVI
10/1/13	96,100	$85.56	Schottenstein RVI
10/2/13	55,367	$85.18	Schottenstein RVI
10/3/13	11,424	$85.11	Schottenstein RVI

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CUSIP No. 23334L102

*	Price represents a weighted average of the sales price.

(d)	Another’s right to receive dividends: N/A

(e)	Date ceased to be a 5% owner: N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.

Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Jay L. Schottenstein and any person or entity.

Voting Agreement

The information set forth and incorporated by reference in Items 4 and 5 with respect to the Voting Agreement is incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits

The following exhibits are incorporated by reference and deemed filed with this schedule:

1.	Voting and Stockholder Agreement dated September 16, 2011 among Jay L. Schottenstein and Ann S. Deshe, Susan S. Diamond, and certain of their spouses, lineal descendants and affiliates, and the additional parties named therein as filed as Exhibit 1 to Amendment No. 4 to Schedule 13D, filed on September 20, 2011.

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CUSIP No. 23334L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 4, 2013	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein